UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

COMPANHIA DE BEBIDAS
DAS AMÉRICAS - AMBEV - OFFEROR
(Name of Filings Persons (identifying status as offeror, issuer or other person))

Class B Shares, without par value

American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Graham David Staley
Companhia de Bebidas das Americas - AmBev
Rua Dr. Renato Paes de Barros, nº 1.017, 4º andar
04530-001 São Paulo, SP
Brazil
(55-11) 2122-1428

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Kevin Kelley, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

* Set forth the amount on which the filing fee is calculated and state how it was determined

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None

Filing Party: N/A

Form or Registration No.: N/A

Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 12. Exhibits.

Exhibit No.	Description

99.1	Press Release issued by AmBev on December 21, 2007.

99.2	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Punch Card Capital, LLC

99.3	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Arnhold and S. Bleichroeder Advisers, LLC

99.4	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Duma Master Fund, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

By:	/s/ Graham David Staley
Name: Graham David Staley Title: Officer

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani Title: Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by AmBev on December 21, 2007.

99.2	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Punch Card Capital, LLC

99.3	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Arnhold and S. Bleichroeder Advisers, LLC

99.4	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Duma Master Fund, L.P.